As filed with the Securities and Exchange Commission on September 14, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41926

LIVEPERSON, INC.

(Exact name of registrant as specified in its charter)

530 7th Avenue, Floor M1

New York, NY 10018

(212) 609-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Effective as of September 4, 2026, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of July 2, 2026, by and among LivePerson, Inc., a Delaware corporation (“LivePerson”), SoundHound AI, Inc., a Delaware corporation (“SoundHound”), Lightspeed Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoundHound (“Merger Sub I”), and Lightspeed Merger Sub II Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoundHound (“Merger Sub II”), Merger Sub I merged with and into LivePerson (the “First Merger”), with LivePerson surviving the First Merger as an indirect wholly owned subsidiary of SoundHound. Immediately thereafter, Merger Sub II merged with and LivePerson (the “Second Merger”), with LivePerson surviving the Second Merger as an indirect wholly owned subsidiary of SoundHound.

Pursuant to the requirements of the Securities Exchange Act of 1934, LivePerson, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 14, 2026

LIVEPERSON, INC.

By:	/s/ John Collins
Name:	John Collins
Title:	Chief Financial Officer & Chief Operating Officer